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Brian A. Pearlman                                                 ______
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bapearlman@arnstein.com                                           ILLINOIS
                                                                  _______
                                                          MILWAUKEE, WISCONSIN

                                                                 MEMBER OF
                                                               INTERNATIONAL
                                                              LAWYERS NETWORK
                                 April 29, 2008

VIA FEDERAL EXPRESS
-------------------

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 6010
Washington, DC  20549

Attention:  Kevin Kuhar

         Re:      Enviro Voraxial Technology, Inc.
                  Registration Statement on Form SB-2
                  Amendment No. 1 - Filed May 10, 2007
                  File No. 333-140929

                  Form 10-KSB for the Fiscal Year ended December 31, 2006 Form 10-QSB for the fiscal Quarter ended March 31, 2007 File No. 0-30454

Dear Sirs:

         On behalf of Enviro Voraxial Technology, Inc. (the "Company"), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated December 11, 2007. Each of our responses has been numbered to be consistent with the comments within the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

Form SB-2/A No. 2 Filed November 30, 2007
-----------------------------------------

Consolidated Financial Statements, page F-1
-------------------------------------------

COMMENT 1. Please amend your Form 10KSB and Forms 10QSB as
           necessary to comply with our Form SB-2/A comments.

         Response: The reports have been revised as necessary to comply with the Staff comments to the Form SB-2/A.

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United States Securities and Exchange Commission
April 29, 2008
Page 2

Consolidated Statements of Operations, page F-4
-----------------------------------------------

COMMENT 2. We note that you recorded a gain on sale of assets of $2,142 in fiscal 2005. If you recognize a gain or loss that is not a component of an entity, you should include that amount in income from continuing operations before income taxes. Since you present a subtotal for "loss from operations," the gain should be included in that amount. See paragraph 45 of SFAS 144. Please revise.

         Response: We have revised our Statement of Operations to include the gain as a component of income (loss) from continuing operations.

Consolidated Statements of Operations, page F-4
-----------------------------------------------

COMMENT 3. We note that you have included common stock issued for consulting services as a supplemental non-cash activity at the base of the statement in accordance with paragraph 32 of SFAS 95. Please tell us why you have only included $40,000 as a non-cash activity when it appears you additionally issued common stock options with a fair value of $446,676 on a non-cash basis. Please revise or advise.

         Response: We have revised our Statement of Operations to reflect the above.

Note C - Summary of Significant Account Policies, page F-7
----------------------------------------------------------

Revenue Recognition, page f-8
-----------------------------

COMMENT 4. Please refer to prior comment 4. We note from your response that the registration statement has been revised to address our comment. However, we note no changes were made to the document; therefore we reissue the comment. You recognize revenue upon customer acceptance of shipment. We note that you have installed several units to date at customer sites. Tell us and revise the filing to disclose the impact of post shipment obligations, including installation, or customer acceptance provisions. Refers to SAB 104 and SFAS 48 as necessary.

         Response: We have revised our revenue recognition to address the above.

COMMENT 5. Please refer to prior comment 5. We note from your response that the registration statement has been revised to address our comment. However, we note no changes were made to the document, therefore we

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United States Securities and Exchange Commission
April 29, 2008
Page 3

           reissue the comment. We note the disclosure on page 15 that you ship units on a trial and rental basis. Please tell us and revise to disclose the arrangements under which you rent or loan equipment. Specifically, address the contractual terms and how you account for these arrangements.

         Response:  We have revised our filing as necessary.

COMMENT 6. In this regard, please explain and support your accounting policy for demonstration equipment held at third-party sites.

         Response:  We have revised our filing to include the above.

Note G - Capital Transactions, page F-13
----------------------------------------

COMMENT 7. Please refer to prior comment 6. We note from your response that the registration statement has been revised to address our comment. However, we note no changes were made to the document, therefore we reissue the comment. We see that during 2005 and 2006, you separately issued 1,468,333 and 2,232,000 shares of restricted common stock in private placements. Please revise the filing to provide additional details of these private placements. Specifically, revise to include the restrictions placed on the common stock issued.

         Response: We have revised the registration statement with respect to the above to include restrictions placed on the common stock issued. See Note H to the Financial Statements.

Exhibit 5.1
-----------

COMMENT 8. The opinion on legality required by Regulation S-B Item
           601(b)(5) must opine to the laws of a corporate issuer's state of incorporation. It is inappropriate to assume the laws of such state are analogous or similar to laws of another state. Please revise accordingly.

         Response: The opinion has been revised to eliminate assumptions that the laws of the State of Florida are similar to another state.

Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2007
---------------------------------------------------------

COMMENT 9. If you restate the financial statements in responding to our comments, the restated financial statements must be labeled

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United States Securities and Exchange Commission
April 29, 2008
Page 4


           "restated." The financial statements must also include the disclosures as required by paragraph 26 of SFAS 154 or tell us why no such disclosure is required.

         Response: We have revised our filing and have included the necessary disclosures required by SFAS 154.

Consolidated Balance Sheet, page 3
----------------------------------

COMMENT 10. We note that your common stock and additional paid-in capital disclosed on the face of your balance sheet does not agree with the amounts on your statement of stockholder's equity or the stockholders' information on page F-4 of your Form SB-2/A filed November 30, 2007. This comment also applies to your Form 10-QSB for the fiscal quarters ended September 30, 2007 and June 30, 2007. Please revise as necessary.

         Response: We have revised our filings with respect to the stockholders' equity.

Consolidated Statements of changes in Cash Flows, page 6
--------------------------------------------------------

COMMENT 11. Please refer to prior comment 10. We note that you continue to include options issued for accrued salaries as cash flow from financing activities. Please revise the cash flow statements to disclose information about the non-cash financing activity in a separate schedule or a narrative form following SFAS 95, paragraph
            32. Note, only the cash portion should be reported in the statement of cash flows. Revise or advise.

         Response: We have revised our Statement of Cash Flows to reflect the above.

Note E. Capital Transactions, page 8
------------------------------------

COMMENT 12. Please refer to prior comment 11. We note the disclosure on page F-8 in the Form SB-2/A filed November 30, 2007 which identifies the fair value of the 2,000,000 common stock options issued was $360,000. It appears that you improperly valued the common stock options at issuance and subsequently restated the fair value. Accordingly, please restate your financial statements to properly record the compensation expense of $260,000 or tell us why no such revision is necessary with appropriate references to SAB 108.

United States Securities and Exchange Commission
April 29, 2008
Page 5

         Response: We have expanded our disclosures to reflect that of the total $360,000 expense associated with the issuance of the stock options in 2007, $300,000 had been recorded in a prior year in connection with the accrual of salaries. The remaining balance of $60,000 was recorded as an expense in 2007 when the options were issued.

COMMENT 13. We note the disclose on page F-7 of the Form SB-2/A which identifies various warrant and common stock option issuances which were modified in January 2007. We note there appears to be no disclosure of these transactions in your Form 10-QSB/A. Furthermore, it appears no related compensation expense was recorded during the three month period ended March 31, 2007. Please revise the filing to clearly disclose and account for these modifications or tell us why no such revision is necessary with appropriate references to SAB 108.

         Response:  We have revised our filings to reflect the above.

         We believe that our response addresses all of your concerns. If you have any additional questions, please do not hesitate to contact the undersigned at 954-713-7615.

                                                     Sincerely,


                                                     /s/Brian A. Pearlman
                                                     --------------------
                                                     Brian A. Pearlman
BAP/sm








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United States Securities and Exchange Commission
April 29, 2008
Page 6


Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.